SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of August 2004

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                       ----------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F  X   Form 40-F   _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes _   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Exhibit 1 Cautionary Statement for the Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995.

Exhibit 2         July 28, 2004 Press Release Announcing a Change in Board of
                  Directors.


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

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company


By: /s/ Geoff Bicknell
    -----------------------------------
    Geoff Bicknell
    Chief Financial Officer

Date: August 5, 2004


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

                                    EXHIBIT 1


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

  CAUTIONARY STATEMENT FOR THE PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE
               PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements in this filing constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, discussions concerning the Company's strategic direction and new product introductions and developments. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance of the Company to differ materially from results or performance expressed or implied in such forward looking statements. Such factors include, without limitation, the early stage of the Internet and intranet learning and communications market, the management of growth, the ability of the Company to develop and successfully market new products, rapid technological change and competition, as well as other factors detailed from time to time in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained herein speak only as of the date of this filing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in its expectations or any change in events, conditions or circumstance on which any such statement is based.


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

                                    EXHIBIT 2


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

PRESS RELEASE

             Futuremedia Plc Announces Change in Board of Directors

BRIGHTON, ENGLAND--Jul 28, 2004 -- Leading European e-learning solutions provider Futuremedia Plc (NasdaqSC:FMDAY) today announces that Mr. Leonard M. Fertig is joining the Company's Board of Directors.

The Company welcomes Mr. Fertig as an Independent Director. Len Fertig is an American-born communications and media executive, consultant, and entrepreneur. He is known as a strategic leader who has spent his career in the creation and development of new media companies and industries.

Len Fertig was co-founder and CEO of Central European Media Enterprises Inc. Under his leadership, CME grew in five years from a start-up to a billion-dollar NASDAQ-listed multinational broadcasting company with operations in eight countries in the "new Europe."

Recently, he has performed strategic and development consulting for clients such as BBC, ITN, the British Science Museum, and HBO. He is based in London and New York.

"I am delighted to join the Board of Futuremedia Plc as an independent director. During my 25 years in business, I have come to believe that 'on demand' information and knowledge sharing is the future. This is exactly what Futuremedia delivers to all its customers through its technology based learning products. Futuremedia Plc is well positioned to participate in this new and growing industry. I intend to use my experience to assist the company to continue to grow both market share and shareholder value," commented Mr. Fertig.

At the same time, the Company announces that Florida, USA based Mr. Cornelis Wit is retiring after 6 years as a Member of the Board.

"After these six years I wish to retire from the Board. I feel confident that the company is in the hands of a good management team and has reached the next phase of development both in terms of revenue growth and profitability. In the years I have been on the Board we overcame many problems and obstacles, and it is great to see that Futuremedia is well on its way to become the European leader in its industry. I thank all other Board members, management and shareholders for their support during these years," stated Mr. Wit.

Mr. Jan Vandamme, Chairman of Futuremedia, added: "We welcome Len Fertig to the Board, and are confident that his European expertise and his knowledge and experience of NASDAQ quoted companies will underpin our continued growth. On behalf of the whole Board and Management I also wish to thank Cornelis Wit for his years of unstinting support of, and contributions to, Futuremedia. Everybody at the Company wishes him all the very best for the future."

About Futuremedia

Futuremedia Plc (est. 1983) is the European-based e-learning provider with the broadest offering currently available in the UK and Continental European markets. The Company has 20 years experience in providing technology-based solutions in the fast growing e-learning market.

Through the fostering of long term partner relationships with its customers, Futuremedia supplies public and private sector organisations with services and products ranging from learning consultancy, Learning Management Systems, custom made learning programmes, an extensive library of published courseware


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

titles from leading content providers as well as Futuremedia's sophisticated knowledge transfer systems to Human Resources systems allowing for evaluation, needs analysis and follow up of individual employees, tailored to the individual clients' needs.

The Company uses proven technologies to drive its innovative products: Aktivna, Futuremedia's full suite of Learning Management Solutions, which in its largest application has a capacity for 240,000 users; E.L.S.A., an interactive learning system using leading edge simulation technologies; and the award-winning Learning For All(TM), a fully hosted service which allows employees to have access to learning at home for the whole family at a cost discounted through corporate buying power and Government tax incentives.

Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, the UK National Health Service, Royal Mail, The Surrey Partnership and Syngenta. The Company is partnered with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft in delivering its products and solutions.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that customer contracts (such as the Royal Mail contract) may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
     Press information:
     Sue Harley
     T: +44 1273 829700

     Investor relations queries:
     Mats Johansson, CEO
     ir@futuremedia.co.uk
     T: +44 1273 829700


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